July 25, 2025

Christopher Neczypor
Executive Vice President and Chief Financial Officer
Lincoln National Corporation
150 N. Radnor-Chester Road
Suite A305
Radnor, PA 19087

       Re: Lincoln National Corporation
           Form 10-K for the Fiscal Year Ended December 31, 2024
           File No. 001-06028
Dear Christopher Neczypor:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Finance
cc:   Nancy Smith